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                                                                    EXHIBIT 1(3)

                               PURCHASE AGREEMENT

                  Warburg, Pincus Trust (the "Trust"), a business trust organized under the laws of the Commonwealth of Massachusetts, with respect to the Growth & Income Portfolio (the "Portfolio"), and Warburg, Pincus Counsellors, Inc. ("Counsellors") hereby agree as follows:

                  1. The Trust offers Counsellors and Counsellors hereby purchases one share of beneficial interest of the Portfolio, having a par value $.001 per share, at a price of $10.00 per Share (the "Initial Share"). Counsellors hereby acknowledges receipt of a certificate representing the Initial Share, and the Trust hereby acknowledges receipt from Counsellors of $10.00 in full payment for the Initial Share.

                  2. Counsellors represents and warrants to the Trust that the Initial Share is being acquired for investment purposes and not for the purpose of distribution.

                  3. Counsellors agrees that if any holder of the Initial Share redeems it before five years after the date upon which the Portfolio commences its investment activities, the redemption proceeds will be reduced by the amount of unamortized organizational expenses, in the same proportion as the Initial Share being redeemed bears to the number of Initial Shares outstanding at the time of redemption. The parties hereby acknowledge that any shares acquired by Counsellors other than the Initial Share have not been acquired to fulfill the requirements of Section 14 of the Investment Company Act of 1940, as amended, and, if redeemed, their redemption proceeds will not be subject to reduction based on the unamortized organizational expenses of the Portfolio.

                  4. The Trust and Counsellors agree that the obligations of the Trust under this Agreement will not be binding upon any of the Trustees, shareholders, nominees, officers, employees or agents, whether past, present or future, of the Trust, individually, but are binding only upon the assets and property of the Trust, as provided in the Declaration of Trust. The execution and delivery of this Agreement have been authorized by the Trustees of the Trust, and signed by an authorized officer of the Trust, acting as such, and neither the authorization by the Trustees nor the execution and delivery by the officer will be deemed to have been made by any of them individually or to impose any liability on any of them personally, but will bind only the trust property of the Trust as provided in the Declaration of Trust. No series of the Trust, including the Portfolio, will be liable for any claims against any other series.

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                  IN WITNESS WHEREOF, the parties hereto have executed this
Agreement as of the 30th day of March, 1997.

                                             WARBURG, PINCUS TRUST

                                             By: /s/Eugene Podsialdo
                                                 -------------------
                                                 Name: Eugene Podsialdo
                                                 Title: President

                  ATTEST:

                  /s/Stacy Parker
                  ---------------

                                             WARBURG, PINCUS COUNSELLORS, INC.

                                             By: /s/Eugene P. Grace
                                                 ----------------------------
                                                 Name: Eugene P. Grace
                                                 Title: Senior Vice President

                  ATTEST:

                  /s/Maryann Maglia
                  --------------------------

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